May 25, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 9, 2011

File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated December 21, 2011 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on December 9, 2011. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted. In addition, on behalf of the Company we confirm the Company’s “emerging growth company” status and note that Amendment No. 3 contains revisions to various sections, including the Executive Compensation disclosures, related to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Ms. Mara L. Ransom

Securities and Exchange Commission

May 25, 2012

Prospectus Summary, page 1

1.	We note your response to comment three in our letter dated November 10, 2011 and the supplemental materials provided to us. The supplemental materials do not appear to support your statement at the top of page 4 that the top 20 companies comprised 30% of the home furnishings market in 2008. Based upon the supplemental materials, this figure appears to be closer to 20%. Please revise or advise.

Answer: We have revised the disclosure on pages 5 and 85 of Amendment No. 3 in response to the Staff’s comment.

Our Growth Strategy, page 2

2.	We note your response to comment four in our letter dated November 10, 2011. Please revise your references to the $143 billion home furnishings market on pages 3 and 82 to indicate that it is your belief, based on your research, that the market for home furnishings in the U.S. is $143 billion. Please also revise your disclosure on page 85 to indicate that it is your belief that there are seven major categories in the housewares and home furnishings market.

Answer: We have revised the disclosure on pages 3, 4, 80 and 84 of Amendment No. 3 in response to the Staff’s comment.

Executive Compensation, page 105

3.	We note your response to comment 19 in our letter dated November 19, 2011 and the related revisions to your disclosure. Please also disclose on page 107 where you discuss the increase in Mr. Alberini’s salary effective July 1, 2011, that this increase was due to the findings of your compensation consultant and the compensation committee’s determination that cash compensation for Mr. Alberini should be above the median, as you state on page 113.

Answer: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised our executive compensation disclosures in accordance with the disclosure provisions made available to “emerging growth companies” under the JOBS Act, as that term is defined under the JOBS Act. As such, we have removed the discussion of the findings of our compensation consultant, because this disclosure is not required for “emerging growth companies.”

Ms. Mara L. Ransom

Securities and Exchange Commission

May 25, 2012

In addition, we wanted to highlight additional disclosure we have included in Amendment No. 3 in response to Staff comments made in prior comment letters. Each of your prior comments is set forth below, followed by our corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the applicable prior comment letter.

Risks Related to Our Business, page 14

Fluctuations in our tax obligations and effective tax rate, page 28

23.	We note your disclosure that transactions you have completed in the past and this offering may limit your ability to utilize your net operating loss carry-forwards. Please revise this risk factor to briefly describe the possible impact of any such limitation, including quantifiable information, if possible. (Comment Letter dated October 7, 2011)

Answer: The Company has not obtained additional specific, quantifiable information regarding any potential limitation on its ability to utilize net operating loss carry-forwards and, as a result, has not revised the disclosure in Amendment 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

46.	We note your indication that funds generated from operations and the availability of borrowings under your line of credit or other financing arrangements will be sufficient to meet your working capital needs, anticipated capital expenditures and payments due under your revolving line of credit for the next 12 – 24 months. Please disclose your material commitments for capital expenditures as of the end of the latest fiscal period, the purpose of such commitments and the anticipated sources of funds necessary to fulfill such commitments. Please also discuss the nature of and amounts needed for future capital expenditure requirements. Please discuss any amounts you have budgeted for purposes of expanding into new product categories or geographic areas and expanding into your new Design Gallery format, as your plans disclosed elsewhere indicate, and the source(s) of liquidity you intend to use to finance such expansions. (Comment Letter dated October 7, 2011)

Answer: We have revised the disclosure on page 64 of Amendment No. 3 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

May 25, 2012

Business, page 81

Our Growth Strategy, page 83

17.	We note your response to comment 57 in our letter dated October 7, 2011. Please revise your disclosure to include the basis for your conclusion that you “believe there is a substantial opportunity to continue to increase [y]our market share.” Please also disclose any recent increases in market share, with a view towards explaining to investors how your market share has changed in recent periods. Please also include an estimate as to when you expect to open the Greenwich, Connecticut and Boston Design Galleries for which you have recently signed leases. (Comment Letter dated November 10, 2011)

Answer: We have revised the disclosure on page 80 of Amendment No. 3 in response to the Staff’s comment and have provided disclosure regarding the approximate timing of the anticipated openings of our stores in Boston and Greenwich.

Notes to Consolidated Financial Statements

Subsequent Events

78.	We note your disclosure that certain executives had loans outstanding due to the Parent to finance the purchase of units in the Parent. We further note that the loans were paid “[t]hrough reclassification . . . ” of the units. Please clarify the following regarding the units:

•	Please explain and provide us your journal entries to show how the loans were repaid by reclassification, that is, substituting one form of unit for another.

•	If the executives that repaid their loans through reclassification are forgoing distributions until their loan amounts have been effectively repaid, please clarify this fact.

•	If distributions are expected to be paid from the initial public offering proceeds, please state so.

•	To the extent that all awards will vest with an initial public offering, please clarify this fact.

Please update your disclosure to state the amount of compensation charge recorded in connection with the reclassification. (Comment Letter dated October 7, 2011; discussed further in Comment 23 of Comment Letter dated November 10, 2011)

Answer: We have revised the disclosure on pages F-30 and F-31 of Amendment No. 3 in response to the Staff’s comments. As disclosed in Amendment 3, the loans were between the executives and Home Holdings, LLC (“Parent”) and, as a result, the Company did not record any journal entries to show repayment via reclassification because these loans were accounted for at the Parent level. The Company did, however, record a compensation charge related to the loan reclassification for Gary Friedman’s loan, as

Ms. Mara L. Ransom

Securities and Exchange Commission

May 25, 2012

described on page F-30 of Amendment 3, and the journal entry is being provided supplementally to the Staff. The Company did not record a compensation charge for Ken Dunaj’s loan, as further discussed on page F-31 of Amendment 3.

Segment Reporting

22.	We read your response to comment 76. Refer to your disclosure on page 86 where you state, “We believe we are viewed as a design authority, and offer dominant merchandise assortments across a growing number of categories, including furniture, lighting, textiles, bathware, décor, outdoor and garden, as well as baby and child products.” We also note your website provides these comparable product categories. Further, for example, refer to your net revenues and gross profit discussion on page 58 where you state that the increase in sales was due primarily to your customers’ favorable reaction to new and expanded product categories and that higher freight costs resulted from a higher percentage of furniture in your product mix. In this regard, it appears your “product mix” significantly impacts your results of operations and therefore we are uncertain why an investor would not derive a meaningful benefit from such enterprise revenue disclosures. Please revise as previously requested. (Comment Letter dated November 10, 2011; referring to Comment 76 of Comment Letter dated October 7, 2011)

Answer: In response to the Staff’s comment, we previously advised the Staff that we would provide details of the Company’s net revenues broken down between furniture and non-furniture sales. We have provided this disclosure on page F-33 of Amendment No. 3 in response to the Staff’s comment.

We will provide you with marked copies of Amendment No. 3 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover	/s/ Stewart L. McDowell
Gavin B. Grover	Stewart L. McDowell

Ms. Mara L. Ransom

Securities and Exchange Commission

May 25, 2012

cc:	Gary G. Friedman, Restoration Hardware Holdings, Inc.

Carlos E. Alberini, Restoration Hardware Holdings, Inc.

Frederick G. Silny, Restoration Hardware Holdings, Inc.

Robert Babula, Securities and Exchange Commission

Donna Di Silvio, Securities and Exchange Commission

Lisa Kohl, Securities and Exchange Commission